UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

Item 1.

News release issued by Masisa S.A. on September 05, 2006:

NEWS RELEASE

For further information contact:

Investor Relations	Melanie Carpenter / Peter Majeski
(56 2) 350 6038	i-advize Corporate Communications, Inc.
investor.relations@masisa.com	(1-212) 406-3690
Internet: www.masisa.com	masisa@i-advize.com

MASISA S.A. APPOINTS EUGENIO ARTEAGA INFANTE
NEW CHIEF FINANCIAL OFFICER

Santiago, September 5, 2006. - MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”) announced today that Eugenio Arteaga Infante will become its new Chief Financial Officer, replacing Alejandro Droste.

Eugenio Arteaga Infante will officially assume the position at Masisa on September 25, 2006.

Between 1998 and 2002, Mr. Arteaga held the position of Chief Financial Officer of Emel S.A., a subsidiary of Pennsylvania Power & Light (PP&L) Corporation, and later became the Chief Financial Director (CFO) of PP&L Global for Latin America, with responsibility for the areas of Accounting, Comptrolling, Taxes, Management Control and Finances for PP&L’s assets in the region.

In addition, Mr. Arteaga held the position of Treasurer of PP&L Global in Latin America. In this position, he led and coordinated all efforts related to regional finance and investment, investor and shareholder relations, cash and liquidity management, risk administration and control, and capital structure and insurance, among others.

Mr. Arteaga, who holds an MBA from the Pontificia Universidad Católica de Chile , and is a well-regarded executive with a solid and successful professional background. With ample experience in the finance sector working with large companies, he will be a valuable addition to Masisa.

Before entering Emel Holding S.A., Mr. Arteaga worked from 1988 to 1998 at Citibank N.A Chile, in the Corporate Banking area as an Account Officer specializing in large companies. He was soon promoted to the position of Senior Accounts Officer and Unit Head of the Energy sector.

Masisa’s current Corporate CFO, Alejandro Droste Bertolo, leaves Masisa S.A. and his current position on September 8, 2006, based on mutual agreement.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include, without limitation, management's current view and estimates of future circumstances. Some forward-looking statements may be identified by our use of the terms "may", "will" and similar expressions. Statements regarding the expiration of the rights offering and expected use of proceeds of the offerings are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

Item 2.

The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on September 5, 2006:

MASISA S.A.
Publicly-held Corporation
Listed under Chilean Securities Registration N° 825
IMPORTANT EVENT

Santiago, September 5th , 2006
Mr.
Superintendent
Superintendencia de Valores y Seguros
(Chile’s Insurance and Securities Superintendence)

To whom it may concern:

In accordance with the provisions of article 9 and paragraph two of article 10 of Law N° 18,045 and General Rule N° 30 of the Superintendence, being duly authorized, I hereby report the following information as an important event regarding Masisa S.A.

In a Meeting of Masisa S.A.’s Board of Directors, held on September 4th 2006, the Board of Directors approved the hiring of Mr. Eugenio Arteaga Infante as the new Corporate CFO of Masisa S.A.. He will assume this new post on September 25th, 2006. Mr. Arteaga is currently working as General Director of Finance for PP&L Global in Latin America, the holding company of Empresas Emel S.A., among other companies.

Masisa’s current Corporate CFO, Alejandro Droste Bertolo, leaves Masisa S.A. and his current position on September 08th, 2006, based on mutual agreement.

Sincerely,

Patricio Reyes
General Counsel
Masisa S.A.

cc.	Bolsa de Valores (Stock Exchange)
Comisión Clasificadora de Riesgos (Risk Classifying Commission)
Clasificadores de Riesgo (Risk Classification)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 05, 2006

Masisa S.A.

By:
/s/ Patricio Reyes U.
	Name:	Patricio Reyes U.
General Counsel

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.